EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (a)
(in millions except ratio amounts, unaudited)
                                                           12 Weeks Ended
                                                        ------------------------
                                                         3/24/01        3/18/00
                                                        ---------      ---------
Earnings:

Income before income taxes...........................       $722           $620

Unconsolidated affiliates interests, net.............         (8)            (4)

Amortization of capitalized interest.................          2              2

Interest expense.....................................         43             47

Interest portion of rent expense (b).................          9              7
                                                        ---------      ---------

  Earnings available for fixed charges...............       $768           $672
                                                        =========      =========

Fixed Charges:

Interest expense.....................................       $ 43           $ 47

Capitalized interest.................................          1              1

Interest portion of rent expense (b).................          9              7
                                                         --------       --------

  Total fixed charges................................       $ 53           $ 55
                                                         ========       ========

Ratio of Earnings to Fixed Charges...................      14.49          12.18
                                                         ========       ========

(a)    Based on unrounded amounts.

(b)    One-third of net rent expense is the portion deemed representative of the interest factor.